                                                              Exhibit (a)(13)

Media Contact:    Ed Nicholson
                  (501) 290-4591
Investor Contact: Louis Gottsponer
                  (501) 290-4826


          Tyson Increases its Offer to Acquire IBP to $27.00 Per Share

SPRINGDALE, AR, December 28, 2000 -- Tyson Foods, Inc. (NYSE: TSN) today announced that it is increasing its offer to acquire IBP, inc. (NYSE: IBP) from $26.00 per share to $27.00 per share. Under the terms of the revised proposal, IBP shareholders will receive $27.00 for each share of IBP common stock, with 50% of the consideration in cash and 50% in Tyson Class A common stock.

Tyson Foods Chairman, President and CEO John Tyson stated, "Our proposal and the manner in which we are delivering it delivers superior value to IBP's shareholders. We remain the best bidder, with the best terms - representing a premium of 8% over Smithfield's offer - and in the best position to close quickly."

In fact, Mr. Tyson said, "Tyson is prepared to take all actions necessary to gain antitrust approval due to the company's confidence that it can address limited regulatory concerns, based on active discussions with the U.S. Department of Justice." He noted that while DOJ has made a second request with respect to the company's Hart-Scott-Rodino filing, the company "expects to be able to answer quickly the DOJ's concerns and be cleared of all HSR issues without undue delay."

In a letter submitted to IBP's Special Committee, Tyson emphasized that the company is committed "to getting a transaction completed with certainty and speed" and outlined additional improved terms, including:

     o Waiving of a break-up fee, with a requirement that IBP cover Tyson's expenses;

     o Assumption of all risk of antitrust prohibitions and conditions placed on a Tyson/IBP combination - including agreement to pay a $70 million break-up fee if the acquisition does not get completed due to antitrust concerns;

     o Preparation to commence an exchange offer for all shares not purchased in the cash tender offer promptly after a merger agreement is signed -- delivering the equity portion of the consideration to IBP stockholders at least two to three months earlier than originally planned; and

     o Maintaining a collar protection for IBP shareholders providing that the average trading price of Tyson's stock is within a range of $12.60 to $15.40.


                                    --more--

Tyson increases IBP offer--page 2

The increased offer comes in response to an invitation from the Special Committee of the Board of Directors of IBP to participate in a closed bidding process on December 30, 2000. Commenting upon the closed process Mr. Tyson said, "We appreciate the Special Committee's efforts to bring this process to a speedy and final conclusion. However, submitting blind bids after the market closes on New Year's weekend changes the rules in the middle of the process."

"The bidding for IBP began in public when Smithfield announced its proposal. We also responded publicly and are making our new proposal public. We believe it is inappropriate to now move the process behind closed doors without the opportunity for the marketplace to react to the various bids," Mr. Tyson said. "A public process provides marketplace feedback necessary for proper evaluation by the Special Committee."

A copy of the letter to the IBP Special Committee is attached to this release.

About Tyson Foods, Inc.
Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Original(R) brand, as well as a leading provider of live swine.

Forward Looking Statements.
---------------------------
Certain statements contained in this communication are "forward-looking statements", such as statements relating to future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
---------------------
LASSO ACQUISITION CORPORATION ("LASSO"), A WHOLLY OWNED SUBSIDIARY OF TYSON FOODS, INC. ("TYSON") HAS COMMENCED AN OFFER FOR UP TO 50.1% OF THE


                                   --more--
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Tyson increases IBP offer--page 3

OUTSTANDING SHARES OF COMMON STOCK, OF IBP, INC ("IBP") AT $27.00 NET PER SHARE TO SELLER IN CASH. THE OFFER CURRENTLY IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON THURSDAY, JANUARY 11, 2001, UNLESS EXTENDED BY LASSO IN ITS DISCRETION. TYSON'S OFFER IS BEING MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF IBP'S SHARES. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND THE PROPOSED MERGER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY
(501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.

                                                               December 28, 2000



Special Committee of the Board of Directors of IBP, inc.
IBP, inc.
800 Stevens Port Drive
Dakota Dunes, SD  57049

                       Re: Tyson Foods, Inc. and IBP, inc.
                           -------------------------------

Ladies and Gentlemen:

         We have received the letter of JP Morgan dated December 21, 2000, inviting Tyson Foods, Inc. to submit a proposal with respect to the acquisition of IBP, inc. Thank you for your invitation. I am confident that this proposal will result in an agreement to bring Tyson and IBP together to form a unique company.

         In response to the Special Committee's request, Tyson is increasing its offer to acquire IBP to $27.00 per share. This is clearly the best offer for IBP stockholders and represents a premium of 8% over Smithfield's $25.00 nominal offer, and a much higher premium to any Smithfield offer after applying a realistic discount of at least 10% for regulatory uncertainty and significant timing delays. We will increase our tender offer to $27.00 in cash per share for up to 50.1% of the outstanding IBP common stock and will acquire the remaining IBP common stock for $27.00 of Tyson Class A common stock, subject to our "collar". IBP stockholders will receive $27.00 of Tyson Class A common stock so long as the average closing price per share of Tyson Class A common stock, for a period of fifteen trading days, is no less than $12.60 and no more than $15.40 per share. Our bid will remain open until the close of business on Thursday, January 4, 2001, five business days before the expiration date of our cash tender offer.

         We are also improving the other terms of our proposal. We are delivering to your lawyers a copy of the merger agreement executed by Tyson. In this agreement we have addressed your lawyers' comments and have added features that demonstrate our commitment to getting a transaction completed with certainty and speed. Here are the most significant points:

     o We will not require a break-up fee. We will only require that IBP pay us $7.5 million to cover our expenses and repay the Rawhide advance if the merger agreement is terminated under circumstances which would have previously entitled us to a break-up fee.

     o As you requested, we will take all actions necessary to gain regulatory approval for a Tyson/IBP combination. We will assume all the risk of anti-trust authorities prohibiting or imposing significant conditions on a Tyson/IBP combination. To support that commitment, we will agree to pay a break-up fee of $70 million to IBP if Tyson does not complete the acquisition because of constraints imposed by the anti-trust authorities.

     o To deliver the stock consideration of our proposed transaction as quickly as possible, we will commence an exchange offer for all shares not purchased in the cash tender offer. We will commence our exchange offer promptly after you sign a merger agreement. This will deliver the back-end portion of the consideration to your stockholders at least two to three months earlier than if they had to wait for us to complete a merger.

     o We will agree to your request to advance the Rawhide break-up fee on terms substantially similar to those suggested by your lawyers.

         We note that the Department of Justice has made a second request with respect to our HSR filing. However, we had active discussions with the DOJ with respect to certain limited matters prior to the holiday season. We expect to be able to answer quickly the DOJ's concerns and be cleared of all HSR issues without undue delay.

         We appreciate the Special Committee's efforts to bring this process to a speedy and final conclusion. However, submitting blind bids after the market closes on New Year's weekend changes the rules in the middle of the process. The bidding for IBP began in public when Smithfield announced its proposal. We also responded publicly and will be making our new proposal public. We believe it is inappropriate to now move the bidding behind closed doors without the opportunity for the marketplace to react to the various bids. A closed process has already once produced an anemic offer that, in hindsight, could have been higher and was sharply criticized by your stockholders and the marketplace. That contract cost IBP stockholders a substantial break-up fee. You should not want to repeat such a process.

         A public process will only benefit IBP's stockholders and the Special Committee in their effort to evaluate competing bids. You will recall that Smithfield's stock price declined significantly after announcing its original proposal in November and continued to trade below the collar as long as the market saw Smithfield as the only bidder. If Smithfield were to increase its nominal bid, we believe that the market would then again dramatically revalue Smithfield's stock to reflect a reduced value based on the issuance of additional shares, resulting in a dramatic adjustment in the actual value of Smithfield's bid. Accordingly, any bid submitted by Smithfield should be either discounted substantially or announced publicly along with its material terms. A public process provides marketplace feedback necessary for proper evaluation by the Special Committee.

         Although we are choosing not to participate in the blind bidding process, we remain the bidder with the best terms and in the best position to close quickly. We are confident that the market will agree with this view. We are intent on acquiring IBP in a transaction that is mutually beneficial to your shareholders and ours, but will now only consider future bids against a known offer, one in which all of the merger terms are fully described. If, however, you choose to exclude Tyson by committing to a transaction with Smithfield behind closed doors and without the benefit of marketplace feedback, we will have no choice but to take our proposal directly to IBP's stockholders and let them decide between Tyson and Smithfield. We would be forced to challenge any arrangement you agree to with Smithfield which includes a break-up fee.

         Upon reflection, we believe you will see that our proposal and the manner in which it is presented will deliver superior value to IBP stockholders. Our challenge to you is to act for the benefit of all stockholders and not acquiesce in granting any break-up fees which deprive stockholders of significant value. If Smithfield is not prepared to participate in the spotlight of publicity, you should sign an agreement with us because our offer is clearly superior. We are not asking for a break-up fee and Smithfield can publicly bid later if it so chooses.

         I look forward to hearing from you and to moving forward on bringing our two great companies together.

                                                    Very truly yours,




                                                    John H. Tyson
                                                    Chairman, President and
                                                    Chief Executive Officer